SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  FORM 11-K


(X)  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934 (FEE REQUIRED)
     for the fiscal year ended NOVEMBER 30, 1994

                          Commission file No. 1-6018
                                              ------
     A.  FULL TITLE OF THE PLAN:

                    Retirement Savings Plan for Employees of
                      Tokheim Corporation and Subsidiaries

     B.  NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE
         PLAN AND ADDRESS OF PRINCIPAL EXECUTIVE OFFICE:

                              Tokheim Corporation
                             10501 Corporate Drive
                           Fort Wayne, Indiana  46801
                                 (219) 470-4600

                                    SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the under-signed hereunto duly authorized.

                                          Retirement Savings Plan for the
                                          Employees of Tokheim Corporation
                                          and Subsidiaries

DATE:  May 31, 1995                  BY:  JESS B FORD
                                          --------------------------------
                                          Vice President, Finance, Secretary,
                                          and Chief Financial Officer

                  RETIREMENT SAVINGS PLAN FOR EMPLOYEES

                 OF TOKHEIM CORPORATION AND SUBSIDIARIES
                          ____________________

                 Report on Audit of Financial Statements

          For the years ended November 30, 1994, 1993, and 1992

                      INDEX OF FINANCIAL STATEMENTS
                       AND SUPPLEMENTAL SCHEDULES


                                                               PAGE
                                                              NUMBER

Consent of Independent Accountants.........................     1

Report of Independent Public Accountants...................     2

Financial Satements:

   Statement of Net Assets Available for Plan
     Benefits as of November 30, 1994 and 1993.............     3

   Statement of Changes in Net Assets Available
     for Plan Benefits for the years ended
     November 30, 1994, 1993, and 1992.....................     4

   Notes to Financial Statements...........................    5-14

Supplemental Schedules:

   Item 27a - Assets Held for Investement Purposes as
     of November 30, 1994..................................    15-16

   Item 27d - Reportable Transactions for the year
     ended November 30, 1994...............................    17-18

                    TOKHEIM CORPORATION AND SUBSIDIARIES
                       CONSENTS OF EXPERTS AND COUNSEL
                               NOVEMBER 30, 1994

                    CONSENT OF INDEPENDENT ACCOUNTANTS

We consent to the incorporation by reference in the registration statement of Tokehim Corporation on Form S-8 (File No. 1-6018) of our report dated
April 28, 1995, on our audits of the financial statements and financial statement schedules of the Retirement Savings Plan for Employees of Tokheim Corporation and Subsidiaries as of November 30, 1994 and 1993, and for the years ended November 30, 1994, 1993, and 1992, which report is included in this Annual Report on Form 11-K.



COOPERS & LYBRAND

Fort Wayne, Indiana
May 31, 1995.

                  REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Participants and Employee
 Benefits Committee of the
 Retirement Savings Plan
 for Employees of Tokheim
 Corporation and Subsidiaries.



We have audited the financial statements of the Retirement Savings Plan for Employees of Tokheim Corporation and Subsidiaries as listed in the accompanying index on page 1. These financial statements are the responsibility of the Plan's management (Tokheim Corporation, "the Company"). Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of November 30, 1994 and 1993, and the changes in net assets available for plan benefits for each of the three years in the period ended November 30, 1994, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed on page 1 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as whole.



Fort Wayne, Indiana
April 28, 1995.

                   RETIREMENT SAVINGS PLAN FOR EMPLOYEES
                  OF TOKHEIM CORPORATION AND SUBSIDIARIES
            STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                      as of November 30, 1994 and 1993

                                    ASSETS

                                                1994           1993
                                               ------         ------
Cash                                           $1,474        $61,127

Receivables
    Contributions
       Participants                               983          1,450
       Employer                                17,364        591,649
    Dividends                                     925
                                               19,272        593,099
Investments, at fair value
    Loans to participants                     384,453        210,729
    Tokheim Corporation Common Stock        2,013,505      2,849,381
    Tokheim Corporation Preferred Stock    20,738,450     21,210,800
    Marketable securities and other         4,684,998      1,273,042
                                           27,821,406     25,543,952
Guaranteed investment contracts, at
   contract value                           6,624,486      9,234,716
         Total Investments                 34,445,892     34,778,668

         Total Assets                      34,466,638     35,432,894

                                LIABILITIES

Notes payable                              16,975,184     19,205,951
Interest payable                               16,724         13,959
         Total Liabilities                 16,991,908     19,219,910

Net assets available for plan benefits    $17,474,730    $16,212,984

The accompanying notes are an integral part of the financial statements.

                  RETIREMENT SAVINGS PLAN FOR EMPLOYEES
                 OF TOKHEIM CORPORATION AND SUBSIDIARIES
     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
          For the years ended November 30, 1994, 1993, and 1992

                                            1994         1993            1992
Additions                                  ------       ------          ------
    Participants' contributions          $1,960,788    $1,742,979    $1,996,690
    Employer contributions                1,547,149     1,997,122     2,006,837
    Interest income                         608,562       831,399       909,956
    Dividend income                       1,803,610     1,700,770     1,898,019
    Net appreciation (depreciation)
       in fair value of investments        (929,842)    1,365,996      (552,016)
    Transfers from other plans              101,643       179,473        49,276
                                          5,091,910     7,817,739     6,308,762
Deductions
    Withdrawal and termination
       distributions                      2,552,504     5,372,508     5,394,091
    Interest expense                      1,276,086     1,592,117     1,710,634
    Other expenses                            1,574         1,083        36,506
                                          3,830,164     6,965,708     7,141,231

    Net additions (deductions)            1,261,746       852,031      (832,469)

Net assets available for plan
    benefits, beginning of year          16,212,984    12,712,281    13,544,750

Adjustment for change in accounting
    principle                                           2,648,672

Net assets available for plan
    benefits, end of year               $17,474,730   $16,212,984   $12,712,281

The accompanying notes are an integral part of the financial statements.

                         NOTES TO FINANCIAL STATEMENTS


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

INVESTMENT TRANSACTIONS AND VALUATIONS - Purchases and sales of securities are accounted for as of the trade date. Gains and losses, if any, which are realized upon the sale of securities are calculated by the average-cost method. Investments are carried at fair values which are based upon published market quotations, if available, and, if not available, upon amounts estimated by the Trustee to be realizable by comparison with securities having similar ratings, yields and maturities. Investments in the Fixed Fund, which are comprised primarily of guaranteed investment contracts, are carried at contract value. Dividend income is accrued on the ex-dividend date and interest income is accrued as earned. See Note 3 regarding the valuation of preferred stock.

The Plan presents in the Statement of Changes in Net Assets the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

ADMINISTRATIVE EXPENSES - Costs of administering the Plan are borne by the Company.

2. DESCRIPTION OF PLAN

The following description of the Retirement Savings Plan for Employees of Tokheim Corporation and Subsidiaries provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

PARTICIPANT CONTRIBUTIONS - Participants may elect to contribute 1% to 11% (in increments of 1%) of their salary to the Plan, as a before-tax contribution. Contributions are paid to the Trustee as each payroll is processed and are allocated to each participant's before-tax contribution account as of the end of the quarter. Participants may elect to have their contributions invested in increments of 5% (25% before December 1, 1993) in any one or more of the investment funds.

COMPANY CONTRIBUTIONS - The Plan provides a retirement contribution of 1.5% of salary to all participants in the Plan and a matching contribution with a minimum of two-thirds of the first 6% of employee before-tax contributions that can increase to 150% of the first 6% of contributions depending on the performance (as defined by the Plan) of the Company. In addition, the Company is required to allocate to participants' accounts any excess benefit which may result when the value of shares released is greater than the benefit to be provided by the matching and retirement contributions.

Preferred and common (ESOP) shares are released as principal and interest payments are made on the notes payable (described in Note 4). At November 30, 1994, 305,869 preferred shares and 106,679 common shares had been released and allocated to participants' accounts and 523,665 preferred shares and 46,799 common shares remained encumbered.

Retirement and matching contributions are allocated to each participant's account as of the end of each quarter. They are invested in preferred and common stock of the Company.

CONTRIBUTION LIMITATIONS - The Plan Agreement also provides certain limitations on the amount of annual additions to the accounts of participants and the amount of Company contributions in any Plan year. Participants should refer to the plan agreement for a more complete description of limitations on contributions.

INVESTMENT FUNDS - Following are descriptions of the investment funds into which participants may elect to have their contributions invested:

Company Stock Fund - which is invested in the common stock of Tokheim
                     Corporation.

Equity Fund - which is invested primarily in a mutual fund or funds that invest in a diversified portfolio of common stocks of publicly owned corporations.

Fixed Fund - which is invested in guaranteed investment contracts (GICs) or in a collective income fund which invests in GICs and similar investment vehicles.

Money Market Fund - which is invested in high quality money market instruments.

Balanced Fund - which is invested primarily in a mutual fund or funds that invest in a combination of common stocks, fixed income investments, certificates of deposit, and guaranteed investment contracts.

VESTING - Participants are at all times fully vested in their contributions and the Company matching contributions. The 1.5% retirement contribution has a vesting period requirement of five years.

WITHDRAWALS - Upon termination of employment by reason of retirement, death, disability, or for any other reason, a participant, or the beneficiary in the case of death, is entitled to receive his/her interest in each investment fund (which consists of the participant's balance in the before-tax contribution account, after- tax contribution account, and vested employer contribution account), including any realized and/or unrealized gains and losses, payable as of the valuation date coincident with or next preceding the date of termination of employment plus any amounts credited to the participant's accounts subsequent to such valuation date. Such distributions will be made in a lump sum as soon as is practicable after termination of employment.

The Plan Agreement also provides for in-service withdrawals, in the case of financial hardship, and loans. Participants should refer to the Plan Agreement for a more complete description of the in-service withdrawals.

3. TOKHEIM CONVERTIBLE PREFERRED STOCK

During July, 1989, the Plan Trust borrowed $24,000,000 and used those proceeds to purchase $24,000,000 of Tokheim Corporation convertible preferred stock.
The preferred stock was priced at a liquidation value of $25 per share, and 960,000 shares were purchased. The dividend rate of the shares is 7.75%.
During the current fiscal year, 80,638 shares were allocated to participants at a value of $2,015,950. During the previous years, 355,699 shares were allocated to participants at a value of $8,892,425. In future years approximately 8% of the total amount of shares will be allocated to participants annually.

The conversion rate of preferred stock to common stock is one for one. The preferred stock is held only by the Trustees of the Plan and is not traded on an open market. When shares are redeemed, participants have the option to receive an equivalent value in common stock or cash. The preferred stock is valued at "adequate consideration" as determined by the Trustee on the basis of an independent appraisal pursuant to section 3(18) of ERISA and the regulations thereunder. The last day of each plan year is designated to be the ESOP valuation date. An independent appraisal determined the liquidation value to be $25 per share at November 30, 1994. The preferred shares are redeemable at the option of the Company at a price of $25.97 per share in fiscal year 1995, decreasing by $0.20 per share each year thereafter to a redemption price of $25.00 per share in fiscal 2000. The shares are not traded on an open market and, as such, the liquidation value is considered to be the market value. The preferred stock has been used to fund the matching and retirement contributions in the Plan.

4. NOTES PAYABLE

The Trust for the Plan has entered into the following debt agreements to purchase company securities for investment by the participants:

NOTES PAYABLE TO PURCHASE PREFERRED STOCK - The Trust borrowed $24,000,000 in July 1989 at a variable interest rate payable over 12 years. The outstanding principal balance at November 30, 1994, was $15,733,000 at a rate of 7.65%. Quarterly principal payments are $472,000 to $760,000 through 2001 and are payable on the last day of each quarter.

NOTE PAYABLE TO PURCHASE COMMON STOCK - The balance of this note at November 30, 1994, was $1,242,680 at a rate of 8.27%. Principal payments are $303,000 to $456,000 through 1997 and are made on an annual basis.

The Company has guaranteed both of the above borrowings. Debt payments will be funded by dividends received on shares and Company contributions. Aggregate scheduled maturities of the above notes payable during the ensuing five years equal $2,399,282, $2,580,624, $2,565,810, $2,442,486, and $2,636,058,
respectively.

5. PARTICIPANTS

The following table sets forth the number of participants at year end by fund type for fiscal years 1994 and 1993:

                                             1994         1993
                                            ------       ------
       Fixed Fund                             762          944
       Equity Fund                            472          227
       Common Stock Fund                      190          203
       Money Market Fund                      115          142
       Balanced Fund                          375           --
       The Common Stock ESOP                1,334        1,237
       The Preferred Stock ESOP             1,334        1,249

The total number of participants in the Plan was 1,334 and 1,249 at November 30, 1994 and 1993, respectively. This was less than the sum of the number of participants shown above because many were participating in more than one fund.

6. TAX STATUS

Tokheim Corporation received a tax determination letter from the Treasury Department dated February 4, 1994, indicating that the Plan is qualified and that the trust established under the plan constitutes a qualified trust under section 401(a) of the Internal Revenue Code and is therefore exempt from federal income taxes under provisions of Section 501(a).

7. PLAN TERMINATION

Tokheim Corporation has not expressed any intent to discontinue its contributions. If there should be such a discontinuance resulting in termination of the Plan, it would be subject to provisions set forth in the Employee Retirement Income Security Act of 1974 (ERISA) and the net assets of the trust (after reduction of any expenses or taxes chargeable against the trust) would be allocated among the participants and beneficiaries of the Plan in the order specified by ERISA.

8.  INVESTMENTS

The following individual investments exceed five percent of total net assets:

Tokheim Corporation Common Stock                          $2,013,505

Tokheim Corporation Convertible Preferred Stock           20,738,450

Fidelity Growth and Income Fund                            2,492,858

Fidelity Balanced Fund                                     1,395,112

Guaranteed Investment Contracts:
       Lincoln National Life Insurance Company
       9.56% due May 1, 1995                               1,764,818
       8.20% due May 1, 1996                               1,675,366
       Allstate Life Insurance Company
       8.54% due May 1, 1997                               1,541,915

9.  ACCOUNTING FOR BENEFIT PAYMENTS

Effective December 1, 1992, the Plan changed its method of accounting for benefit payments to participants and began recognizing benefit payments when paid. Prior to 1993, benefit payments were accrued as a liability of the Plan in the year the participant became eligible to take a distribution from the Plan. The change in accounting for benefit payments was adopted to conform with the 1993 AICPA Audit and Accounting Guide, "Audits of Employee Benefit Plans". The cumulative effect of this accounting change increased Net Assets Available for Plan Benefits at December 1, 1992, by $2,648,672.

Benefits payable to participants who became eligible to take a distribution from the Plan but have not yet been paid totaled $351,512 and $1,193,227 at November 30, 1994 and 1993, respectively.

10.  RECLASSIFICATION

Certain prior year amounts in these financial statements have been reclassified to conform with current year presentation.

11. ALLOCATION OF NET ASSETS AVAILABLE FOR PLAN BENEFITS AND CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

Net assets available for plan benefits at November 30, 1994:
                                                                         Money
                                   Fixed        Equity      Company      Market
                                    Fund          Fund     Stock Fund    Fund
                                   -----        ------     ----------    ------
Cash                                $610          $244           $99      $129
Receivables
     Contributions
       Participant                   983
       Employer
     Dividend                                                              925
Investments                    7,431,938     2,561,158       743,927   243,829
Notes payable
Interest payable

Net assets available for
  plan benefits               $7,433,531    $2,561,402      $744,026  $244,883

Changes in net assets available for plan benefits for the year ended
November 30, 1994:
                                                                         Money
                                   Fixed        Equity      Company      Market
                                    Fund          Fund    Stock Fund     Fund
ADDITIONS                          -----        ------    ----------     ------
Participants' contributions     $891,351      $515,459      $132,764    $57,835
Employer contributions
Interest income                  604,853         1,295           292        227
Dividend income                                124,215                    7,743
Net appreciation (depreciation)
  in fair value of investments                 (62,124)     (269,319)
Transfers from other plan         43,825        27,356        16,741      5,510
                               1,540,029       606,201      (119,522)    71,315

Transfers between funds       (2,041,266)    1,085,584        (3,835)   (86,454)

DEDUCTIONS
Withdrawal and termination
  distributions                1,597,213       101,135        76,648      7,290
Interest expense
Other expenses                     1,574
                               1,598,787       101,135        76,648      7,290

Net additions (deductions)    (2,100,024)    1,590,650      (200,005)   (22,429)
Net assets available for plan
  benefits, beginning of year  9,533,555       970,752       944,031     267,312

Net assets available for plan
  benefits, end of year       $7,433,531    $2,561,402      $744,026    $244,883

                       NOTES TO FINANCIAL STATEMENTS
                               (CONTINUED)


11. ALLOCATION OF NET ASSETS AVAILABLE FOR PLAN BENEFITS AND CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

Net assets available for plan benefits at November 30, 1994:

                                                             The
                                Balanced      The Common  Preferred
                                  Fund        Stock ESOP  Stock ESOP   The Plan
                                --------      ----------  ----------   --------
Cash                                $167         $101         $124       $1,474
Receivables
     Contributions
       Participant                                                          983
       Employer                                16,724          640       17,364
     Dividend                                                               925
Investments                    1,441,012    1,285,578   20,738,450   34,445,892
Notes payable                              (1,242,680) (15,732,504) (16,975,184)
Interest payable                              (16,724)                  (16,724)

Net assets available for plan
  benefits                    $1,441,179      $42,999   $5,006,710  $17,474,730

Changes in net assets available for plan benefits for the year ended
November 30, 1994:
                                                             The
                               Balanced    The Common     Preferred
                                 Fund      Stock ESOP     Stock ESOP   The Plan
ADDITIONS                      --------    ----------     ----------   --------
Participants' contributions    $363,379                              $1,960,788
Employer contributions                        $95,886    $1,451,263   1,547,149
Interest income                     877           214           804     608,562
Dividend income                  54,567                   1,617,085   1,803,610
Net appreciation (depreciation)
  in fair value of invest      (114,734)     (453,063)      (30,602)   (929,842)
Transfers from other plan         8,211                                 101,643
                                312,300      (356,963)    3,038,550   5,091,910

Transfers between funds       1,141,360       (17,201)      (78,188)

DEDUCTIONS
Withdrawal and termination
  distributions                  12,481       156,753       600,984   2,552,504
Interest expense                               95,886     1,180,200   1,276,086
Other expenses                                                            1,574
                                 12,481       252,639     1,781,184   3,830,164

Net additions (deductions)    1,441,179      (626,803)    1,179,178   1,261,746
Net assets available for plan
  benefits, beginning of year                 669,802     3,827,532  16,212,984

Net assets available for plan
  benefits, end of year      $1,441,179       $42,999    $5,006,710 $17,474,730

                         NOTES TO FINANCIAL STATEMENTS
                                 (CONTINUED)


11. ALLOCATION OF NET ASSETS AVAILABLE FOR PLAN BENEFITS AND CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

Net assets available for plan benefits at November 30, 1993:
                                                                     Money
                                 Fixed       Equity     Company      Market
                                 Fund         Fund     Stock Fund    Fund
                                 -----       ------    ----------    ------
Cash                          $55,952        $6,373      $4,535     $2,358
Receivables
  Contributions
   Participant                    (50)         (352)                 1,852
   Employer
Investments                 9,477,653       964,731     939,496    263,102
Notes payable
Interest payable

Net assets available
  for plan benefits        $9,533,555      $970,752    $944,031   $267,312

Changes in net assets available for plan benefits for the year ended November 30, 1993:
                                                                     Money
                               Fixed      Equity      Company        Market
                               Fund        Fund     Stock Fund       Fund
ADDITIONS                      -----      ------    ----------       ------
Participants' contributions $1,375,609   $159,976    $123,226        $84,168
Employer contributions
Interest income                828,638        215         216            113
Dividend income                            30,076                      7,435
Net appreciation (depreciation)
  in fair value of investments             74,888     374,608
Transfers from other plans     164,390      9,323       4,675          1,085
                             2,368,637    274,478     502,725         92,801

Transfers between funds        193,967    (49,320)    (46,771)       (36,907)

DEDUCTIONS
Withdrawal and termination
  distributions              3,088,695     176,553    161,004         84,625
Interest expense
Other expenses                   1,083
                             3,089,778     176,553    161,004         84,625

Net additions (deductions)    (527,174)     48,605    294,950        (28,731)
Net assets available for
  plan benefits, beginning
  of year                    8,978,442     799,906    606,653        222,373

Adjustment for change in
  accounting principle       1,082,287     122,241     42,428         73,670

Net assets available for
  plan benefits, end
  of year                   $9,533,555    $970,752   $944,031       $267,312

                       NOTES TO FINANCIAL STATEMENTS
                                   (CONTINUED)


11. ALLOCATION OF NET ASSETS AVAILABLE FOR PLAN BENEFITS AND CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

Net assets available for plan benefits at November 30, 1993:

                                                 The
                                The Common    Preferred
                                Stock ESOP    Stock ESOP     The Plan
                                ----------    ----------     --------
Cash                                  $76       ($8,167)      $61,127
Receivables
     Contributions
       Participant                                              1,450
       Employer                   444,860       146,789       591,649
Investments                     1,911,985    21,221,701    34,778,668
Notes payable                  (1,673,160)  (17,532,791)  (19,205,951)
Interest payable                  (13,959)                    (13,959)
Net assets available for plan
     benefits                    $669,802    $3,827,532   $16,212,984

Changes in net assets available for plan benefits for the year ended November 30, 1993:
                                                 The
                                The Common    Preferred
                                Stock ESOP    Stock ESOP    The Plan
ADDITIONS                       ----------    ----------    --------
Participants' contributions                                $1,742,979
Employer contributions           $535,145     $1,461,977    1,997,122
Interest income                       166          2,051      831,399
Dividend income                                1,663,259    1,700,770
Net appreciation (depreciation)
  in fair value of investments    805,987        110,513    1,365,996
Transfers from other plans                                    179,473
                                1,341,298      3,237,800    7,817,739

Transfers between funds            (3,864)       (57,105)

DEDUCTIONS
Withdrawal and termination
     distributions                173,883      1,687,798    5,372,508
Interest expense                  104,665      1,487,452    1,592,117
Other expenses                                                  1,083
                                  278,498      3,175,250    6,965,708

Net additions (deductions)      1,058,936          5,445      852,031
Net assets available for plan
  benefits, beginning of year    (456,236)     2,561,143   12,712,281

Adjustment for change in
   accounting principle            67,102      1,260,944    2,648,672

Net assets available for plan
  benefits, end of year          $669,802     $3,827,532  $16,212,984

                    NOTES TO FINANCIAL STATEMENTS
                           (CONTINUED)


11. ALLOCATION OF NET ASSETS AVAILABLE FOR PLAN BENEFITS AND CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

Net assets available for plan benefits at November 30, 1992:

                                                                        Money
                                 Fixed          Equity     Company      Market
                                 Fund            Fund     Stock Fund    Fund
                                 -----          ------    ----------    ------
Cash                              $185            $121         $85         $25
Receivables
  Contributions
   Participant                  12,261           1,760         877       1,481
   Employer
  Interest                                                                 740
Investments                 10,048,283         920,266     648,119     293,797
Notes payable
Withdrawal and termination
  distributions payable     (1,082,287)       (122,241)    (42,428)    (73,670)
Interest payable

Net assets available
  for plan benefits         $8,978,442        $799,906    $606,653    $222,373

Changes in net assets available for plan benefits for the year ended
November 30, 1992:
                                                                        Money
                                Fixed          Equity      Company      Market
                                 Fund           Fund      Stock Fund    Fund
                                -----          ------     ----------    ------
ADDITIONS
Participants' contributions  $1,561,790      $174,895      $149,536    $110,469
Employer contributions
Interest income                 869,380           392           242         109
Dividend income                               101,386                    10,530
Net appreciation (depreciation)
  in fair value of investments                 22,535      (194,288)
Transfers from other plan        17,033         6,433        14,108      11,702
                              2,448,203       305,641       (30,402)    132,801

Transfers between funds          73,208       (10,449)      (21,063)    (41,696)

DEDUCTIONS
Withdrawal and termination
  distributions               2,292,068       254,292       160,031     128,804
Interest expense
Other expenses                   36,506
                              2,328,574       254,292       160,031     128,804

Net additions (deductions)      192,837        40,900      (211,496)    (37,690)
Net assets available for
  plan benefits, beginning
  of year                     8,785,605       759,006       818,149     260,063

Net assets available for
  plan benefits, end
  of year                    $8,978,442      $799,906      $606,653    $222,373

                          NOTES TO FINANCIAL STATEMENTS
                                   (CONTINUED)


11. ALLOCATION OF NET ASSETS AVAILABLE FOR PLAN BENEFITS AND CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

Net assets available for plan benefits at November 30, 1992:

                                                         The
                             The NCC    The Common    Preferred
                               Fund     Stock ESOP    Stock ESOP    The Plan
                             -------    ----------    ----------    --------
Cash                                           $55         $162          $633
Receivables
  Contributions
    Participant                                                        16,379
    Employer                               427,606       30,303       457,909
  Interest                                                                740
Investments                              1,283,970   22,992,500    36,186,935
Notes payable                           (2,079,280) (19,200,877)  (21,280,157)
Withdrawal and termination
  distributions payable                    (67,101)  (1,260,945)   (2,648,672)
Interest payable                           (21,486)                   (21,486)

Net assets available for plan
  benefits                               ($456,236)  $2,561,143   $12,712,281

Changes in net assets available for plan benefits for the year ended
November 30, 1992:
                                                            The
                                   The NCC  The Common   Preferred
                                     Fund   Stock ESOP   Stock ESOP  The Plan
ADDITIONS                          -------  ----------   ----------  --------
Participants' contributions                                         $1,996,690
Employer contributions                       $537,548    $1,469,289  2,006,837
Interest income                $39,341            288           204    909,956
Dividend income                                           1,786,103  1,898,019
Net appreciation (depreciation)
  in fair value of investments  11,009       (391,272)                (552,016)
Transfers from other plans                                              49,276
                                50,350        146,564     3,255,596  6,308,762

Transfers between funds

DEDUCTIONS
Withdrawal and termination
  distributions                859,818        214,824     1,484,254  5,394,091
Interest expense                              131,386     1,579,248  1,710,634
Other expenses                                                          36,506
                               859,818        346,210     3,063,502  7,141,231

Net additions (deductions)    (809,468)      (199,646)      192,094   (832,469)
Net assets available for plan
  benefits, beginning of year  809,468       (256,590)    2,369,049 13,544,750

Net assets available for plan
   benefits, end of year                    ($456,236)   $2,561,143$12,712,281

                     RETIREMENT SAVINGS PLAN FOR EMPLOYEES
                    OF TOKHEIM CORPORATION AND SUBSIDIARIES
                ITEM 27a - ASSETS HELD FOR INVESTMENT PURPOSES
                             AS OF NOVEMBER 30, 1994

                                       Shares or                      Fair or
                                       Principal                      Contract
Description                              Amount          Cost          Value
- -------------------------------------  ---------         ----         --------
Fixed Fund
  Lincoln National Life Insurance Co.
    Guaranteed Investment Contracts
    9.46%, due April 30, 1995         $   872,900    $   872,900    $   872,900
    9.56%, due May 1, 1995            $ 1,764,818      1,764,818      1,764,818
    8.20%, due May 1, 1996            $ 1,675,366      1,675,366      1,675,366

  Allstate Life Insurance Co.
    Guaranteed Investment Contracts
    8.54%, due May 1, 1997            $ 1,541,915      1,541,915      1,541,915
    7.45%, due July 31, 1998          $   769,487        769,487        769,487

  Fort Wayne National Bank
    Temporary CD Fund                 $   137,900        137,900        137,900
  American Express Trust Collective
    Income Fund                             7,688        285,794        285,794
  Loans to participants, 8.00% to
    12.5%, due December 1, 1994,
    through May 30, 2002              $   383,758        383,758        383,758
      Sub-Total                                        7,431,938      7,431,938

Equity Fund
  Fidelity Growth and Income Fund         117,257      2,567,108      2,492,858
  Fort Wayne National Bank Temporary
    CD Fund                           $    68,300         68,300         68,300
      Sub-Total                                        2,635,408      2,561,158

Company Stock Fund
  Tokheim Corporation Common Stock         86,945      1,265,305        728,127
  Fort Wayne National Bank Temporary
    CD Fund                           $    15,800         15,800         15,800
      Sub-Total                                        1,281,105        743,927

                     RETIREMENT SAVINGS PLAN FOR EMPLOYEES
                    OF TOKHEIM CORPORATION AND SUBSIDIARIES
                ITEM 27a - ASSETS HELD FOR INVESTMENT PURPOSES
                             AS OF NOVEMBER 30, 1994
                                (Continued)

                                       Shares or                      Fair or
                                       Principal                      Contract
Description                              Amount          Cost          Value

Money Market Fund
  Federated Money Market Trust        $   228,134        228,134        228,134
  Loans to participants, 8.0% to
    9.0% July 10, 1996, through
    February 18, 1997                 $       695            695            695
  Fort Wayne National Bank
    Temporary CD Fund                 $    15,000         15,000         15,000
      Sub-Total                                          243,829        243,829

Balanced Fund
  Fidelity Balanced Fund                  112,785      1,505,119      1,395,112
  Fort Wayne National Bank
    Temporary CD Fund                 $    45,900         45,900         45,900
      Sub-Total                                        1,551,019      1,441,012

The Common Stock ESOP
  Tokheim Corporation Common Stock        153,478      3,230,078      1,285,378
  Fort Wayne National Bank Temporary
    CD Fund                           $       200            200            200
      Sub-Total                                        3,230,278      1,285,578

The Preferred Stock ESOP
  Tokheim Corporation Convertible
    Preferred Stock                       829,534     20,738,450     20,738,450

  TOTAL INVESTMENTS                                  $37,112,027    $34,445,892

                   RETIREMENT SAVINGS PLAN FOR EMPLOYEES
                  OF TOKHEIM CORPORATION AND SUBSIDIARIES
              ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                   FOR THE YEAR ENDED NOVEMBER 30, 1994

Identity of Party                                   Purchase    Selling     Cost of
Involved                Description of Transaction  Price       Price       Asset
- -----------------       --------------------------  --------    -------     -------

Series of transactions in one security in excess of 5% of current value of plan assets
Lincoln National Life   Guaranteed Investment Contracts
   Insurance Company    Aggregate of 18 Sales                   2,399,506  2,399,506

Fort Wayne National     Certificates of Deposit
  Bank                  Aggregate of 466 Purchases  7,758,599
                        Aggregate of 173 Sales                  7,569,800  7,569,800

Fidelity Growth and     Mutual Stock Fund
   Income Fund          Aggregate of 38 Purchases   4,223,929
                        Aggregate of 5 Sales                    1,120,954  1,049,461

American Express Trust  Collective Fund
   Collective Income    Aggregate of 10 Purchases   1,126,716
                        Aggregate of 11 Sales                     843,788    840,922

                   RETIREMENT SAVINGS PLAN FOR EMPLOYEES
                  OF TOKHEIM CORPORATION AND SUBSIDIARIES
              ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                   FOR THE YEAR ENDED NOVEMBER 30, 1994

                                                         Current Value
                                                          of Asset on         Net
Identity of Party                                        Transaction        Gains
Involved                Description of Transaction           Date           (Losses)
- -----------------       --------------------------       -------------      --------

Series of transactions in one security in excess of 5% of current value of plan assets

Lincoln National Life   Guaranteed Investments Contracts
  Insurance Company     Aggregate of 18 Sales

Fort Wayne National     Certificates of Deposit
  Bank                  Aggregate of 466 Purchases        7,758,599
                        Aggregate of 173 Sales

Fidelity Growth and     Mutual Stock Fund
  Income Fund           Aggregate of 38 Purchases         4,223,929
                        Aggregate of 5 Sales                               71,493

American Express Trust  Collective Fund
   Collective Income    Aggregate of 10 Purchases         1,126,716
    Fund                Aggregate of 11 Sales                               2,866

                                       18